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MAR 06 2019
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19008818

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-52814

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Vertical Trading Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

417 5th Avenue, 5th Floor
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Martin 212-938-1202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff Trattner & Co., Inc.
(Name – *if individual, state last, first, middle name*)

1225 Franklin Ave., Suite 200 (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

PUBLIC

OATH OR AFFIRMATION

I, Robert Schaeffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Vertical Trading Group LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

3/1/19

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

SEE ATTACHED

PUBLIC

CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 8202

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

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_______________________________ *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 1 (Date) day of March (Month), 2019 (Year)

by

(1) Robert Schaffer

(and (2) _______________________________),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

AKIVA FIALKOFF
Notary Public – California
Los Angeles County
Commission # 2200103
My Comm. Expires Jun 4, 2021

Place Notary Seal and/or Stamp Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report unitedstates SEC

Document Date: 3/1/19 Number of Pages: 2

Signer(s) Other Than Named Above: X

THE VERTICAL TRADING GROUP, LLC

(D/B/A THE VERTICAL GROUP)

(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

[Filed Pursuant to Rule 17A-5(e)(3) Under the Securities
Exchange Act of 1934 as a PUBLIC DOCUMENT]

CONTENTS

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
New York, NY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of The Vertical Trading Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Vertical Trading Group LLC, (the Company), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our Opinion, the statement of financial condition presents fairly, in all material respects, the financial position of The Vertical Trading Group LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of The Vertical Trading Group LLC's management. Our responsibility is to express an opinion on The Vertical Trading Group LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Vertical Trading Group LLC in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Israeloff, Trattner & Co., P.C.

We have served as The Vertical Trading Group LLC's auditor since 2005.

Garden City, New York
March 1, 2019

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$ 2,011,934
Due from clearing agents	2,443,090
Accounts receivable	187,683
Equity securities and options held at clearing agent (at market value)	1,168,463
Property & equipment, at cost, less accumulated depreciation and amortization of $269,190	21,105
Advances to employees	20,927
Security deposits and other	45,937
TOTAL ASSETS	$ 5,899,139

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Equity securities sold, not yet purchased (at market value)	$ 16,156
Accounts payable and accrued expenses	1,334,018
TOTAL LIABILITIES	1,350,174
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	4,548,965
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 5,899,139

See accompanying notes to the statement of financial condition.

THE VERTICAL TRADING GROUP, LLC
(D/B/A THE VERTICAL GROUP)
(A WHOLLY OWNED SUBSIDIARY OF RAS HOLDINGS, LLC.)
NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2018

1. LINE OF BUSINESS

The Vertical Trading Group, LLC (D/B/A The Vertical Group)(the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for its customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of trading income from the purchase and sale of stocks it makes markets in that are traded on various stock exchanges as well as from commissions earned from executing trades in equities and listed options as agent on behalf of customers. The Company also earns fees for matching broker dealers, banks and hedge funds interested in buying and selling corporate and Treasury bonds. Additionally the Company generates income from publishing research material relating to various publicly traded companies and markets. The Company maintains registered branch offices in New York, NY, Boston, MA, Shrewsbury, NJ, Pompano Beach, FL, Richmond, VA, Rye, NY and Paramus, NJ. The Vertical Trading Group, LLC was formed as a single member LLC in New York State in August 2005 and is a wholly-owned subsidiary of RAS Holdings, LLC (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Effective January 1, 2018 the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018.

Market making security transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all security transactions entered into for the Company's market making inventory accounts and risk of the Company are recorded on a trade date basis. Commissions earned on trades executed on behalf of customers are also recorded on a trade date basis. Revenues earned from matching broker dealers, banks and hedge funds for option buying and selling are recorded as earned when the services are rendered and the option buying and selling is completed. Research revenue is earned when research material is made available to clients and client agrees to pay for the material.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, due from clearing agents, accounts receivable, accounts payable, and investments in marketable securities for which carrying values approximate fair values due to the short maturities of those instruments.

MARKETABLE SECURITIES

The Company follows the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") on accounting for certain investments in debt and equity securities. It requires that certain investments in debt and equity securities be classified as trading, available-for-sale or held-to-maturity. The Company determines the appropriate classification at the time of acquisition and reevaluates such determination at each balance sheet date.

The Company follows the provisions of the FASB ASC on *fair value measurements*. It establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets and have the highest priority; Level 2 inputs consist of observable inputs other than quoted prices for identical assets; and Level 3 inputs are unobservable and have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs would be used only when Level 1 or Level 2 inputs are not available.

The Company classifies its marketable securities as trading securities. Securities are carried in the financial statements at fair value based upon quoted market prices. Unrealized holding gains and losses are included in earnings.

The following table sets forth by level within the fair value hierarchy, the Company's investments at fair market value at December 31, 2018:

	Level 1	Level 2	Total
Equity securities and options held at clearing agent	$ 4,077	$1,164,386	$ 1,168,463
Equity securities sold, not yet purchased	$(16,156)		$(16,156)

Valuation techniques and inputs

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

MARKETABLE SECURITIES (CONTINUED)

The fair value for certain of our securities is derived using pricing models and other valuation techniques that invoice significant management judgment. The price transparency of securities is a key determinant of the degree of judgment involved in determining the fair value of our securities. Securities which are actively traded will generally have a higher degree of price transparency than securities that are thinly traded. In accordance with GAAP, the criteria used to determine whether the market for a security is active or inactive is based on the particular asset or liability.

As a result, the valuation of these securities included significant management judgment in determining the relevance and reliability of market information available. We considered the inactivity of the market to be evidenced by several factors, including low levels of price transparency caused by decreased volume of trades relative to historical levels, stale transaction prices and transaction prices that varied significantly either over time or among market makers.

GAAP requires that we maximize the use of observable inputs and minimize the use of unobservable inputs when performing our fair value measurements. The availability of observable inputs can vary

from security to security and, in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a security's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement of a security requires judgment and consideration of factors specific to the security.

There were no transfers between Level 1 and Level 2 during the year.

DUE FROM CLEARING AGENTS

The Company maintains a brokerage account with one clearing organization through which all trading transactions are cleared. The receivable and certain cash deposits owned are with the same organization. The Company is subject to credit risk if the organization is unable to repay the receivable or return cash deposits in its custody.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property, equipment and leasehold improvements are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and resulting gains and losses are included in income. Depreciation is provided by the straight-line method over the estimated useful lives of the assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company follows the provisions of the FASB ASC, as revised, on Uncertainty in Income Taxes. It had no effect on the Company's financial statements principally because of its status as a nontaxable "pass-through" entity for federal and state income tax purposes. Income taxes have not been provided because the Company is a single member limited liability company whose income or loss and credits will be passed through to its parent company and combined with the income and deductions of the parent company to determine taxable income on the Parent's members' tax returns.

The Company and its parent file U.S. federal income tax returns and state and local income tax returns in New York, New Jersey, Massachusetts, California, and Virginia, effective with the years the Company began doing business in these states. Returns filed in these jurisdictions for tax years ended on or after December 31, 2015 are subject to examination by the relevant taxing authorities.

OFF-BALANCE SHEET RISK

In the normal course of business the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2018, the Company was not exposed to such risk.

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. As of December 31, 2018, the Company was not exposed to such risk.

RECENT ACCOUNTING GUIDANCE

Through 2018, the FASB issued various updates ("ASU") to the FASB ASC. The Company did not adopt any new accounting pronouncements during the year ended December 31, 2018 that had a material effect on the statement of financial condition.

In February 2016, the FASB issued ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of- use ("ROU") asset approach. The new standard was adopted on January 1, 2019 using the modified retrospective method described within ASC 842. The new standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING GUIDANCE (continued)

deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of each type of lease varies. Leases classified as a finance lease will be accounted for using the effective interest method. Under this approach, a lessee amortizes the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate). The new lease guidance has not caused significant changes to the income and expenses of the Company.

SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through March 1, 2019, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

3. DUE FROM CLEARING AGENTS

The Company is currently required to maintain minimum deposits totaling $500,000 with it's clearing agents at all times ($513,585 at December 31, 2018). Deposits are required based on the types and amounts of long and short security positions held by the Company. Marginable securities require additional deposits equaling 25% of their respective long positions and 30% of their respective short positions, whereas non-marginable securities require deposits equaling 100% of their respective positions. As of December 31, 2018, the Company had idle cash of $1,493,359 to be used for trading and receivable balances totaling $436,146 with its clearing agents, as well as security positions held, long and short of $1,168,463 and $16,156, respectively.

4. ACCOUNTS RECEIVABLE

Accounts receivable balance represents research income due from clients at December 31, 2018.

5. PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Computer equipment and software	3-5	$ 100,819
Leasehold improvements	7-5	21,998
Furniture, fixtures and office equipment	5-10	167,478
		290,295
Less: Accumulated depreciation and amortization		269,190
Net property and equipment		$ 21,105

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $4,086,232 which was $3,086,232 in excess of its required net capital of $1,000,000. The Company's aggregate indebtedness to net capital ratio was .33 to 1.00

7. ADVANCE TO EMPLOYEES

As of December 31, 2018, $20,927 was due from employees of the Company. The advances bear no interest and are payable on demand.

8. LOANS PAYABLE

The Company has a credit facility with a bank for $100,000 with interest due monthly at prime plus 1%. The facility does not have an expiration date, but may be cancelled by either party at any time. At December 31, 2018, there was no outstanding balance.

9. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company is obligated under non-cancelable operating leases for office space in New York City that expires in December 2021, Richmond, Virginia which expires in December 2019, Rye, New York which expires in June 2019, and Boston, Massachusetts and Shrewsbury, Paramus, New Jersey which are on month to month leases.

As of December 31, 2018, the future minimum lease payments under the non-cancelable new lease are as follows:

Year Ended December 31,		
2019	$	145,386
2020		102,483
2021		26,389

CONTINGENCIES

During the normal course of business operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's statement of financial position.